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November 19, 2001


Premcor Inc.
8182 Maryland Ave.
Clayton, Missouri


We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of Premcor Inc. and subsidiaries for the nine-month periods ended September 30, 2001 and 2000, as indicated in our report dated November 7, 20001, because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Amendment No. 1 to Registration Statement No. 333-70314.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.



DELOITTE & TOUCHE
St. Louis, Missouri